        Filed by: Foster Wheeler Ltd., Foster Wheeler LLC

        Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14d-2 and Rule 13e-4 of the

Securities Exchange Act of 1934
Subject Companies: FW Preferred Capital Trust I, Foster Wheeler
Ltd., and Foster Wheeler LLC

Registration Statement No. 333-107054
Registration Statement No. 333-117244

        Investors and security holders are urged to read the following documents filed with the SEC, as amended from time to time, relating to the proposed exchange offer because they contain important information: (1) the registration statement on Form S-4 (File No. 333-107054, which incorporates the registration statement on Form S-4 (File No. 333-117244)) and (2) the Schedule TO (File No. 005-79124). These and any other documents relating to the proposed exchange offer, when they are filed with the SEC, may be obtained free at the SEC's Web site at www.sec.gov. You may also obtain each of these documents for free (when available) from Foster Wheeler by directing your request to: John A. Doyle; e-mail john_doyle@fwc.com; telephone 908-730-4270; and address Foster Wheeler Inc., Perryville Corporate Park, Clinton, NJ 08809-4000.

        The foregoing reference to the proposed registered exchange offer and any other related transactions shall not constitute an offer to buy or exchange securities or constitute the solicitation of an offer to sell or exchange any securities in Foster Wheeler Ltd. or any of its subsidiaries.

#    #    #

August 17, 2004

Dear Foster Wheeler Trust Preferred Security Holder:

As you may know, Foster Wheeler launched an exchange offer on June 11, 2004. Since that time, you have likely received as many as three large mailings from Foster Wheeler, as you are a holder of one of the securities impacted by the exchange offer.

This latest mailing is part of the ongoing equity for debt exchange offer that is scheduled to expire on August 30, 2004, unless extended. The purpose of this mailing is to provide you with additional information—specifically our second quarter financial results. There has been no change to the terms of the exchange offer from the prior mailing.

While the Company had a strong second quarter, we do not expect to be able to replicate these results during the remainder of 2004, for the reasons mentioned in the Management's Discussion and Analysis section of the enclosed Form 10-Q, starting on page 70. With over $1 billion of total debt, we remain convinced that we need to successfully complete this equity for debt exchange offer.

If successful, the exchange offer, along with an investment of $120 million in Foster Wheeler by a group of investors, would result in the:

  •
  Exchange of your trust preferred security for a combination of preferred shares, common shares and warrants;

  •
  Reduction of Foster Wheeler's total debt by approximately $410 million and annual interest expense by approximately $22 million; and

  •
  Elimination of any material scheduled corporate debt maturities until 2011.

To reach our target debt reduction of approximately $410 million, Foster Wheeler would need to meet the minimum participation conditions for each participating security.

Holders of at least 75% of the securities must tender in order to satisfy the conditions of the exchange offer.

I ask that you please give this exchange offer your consideration.

If you have already tendered your securities and still wish to participate in the exchange offer, you do not need to take any additional steps.

Should you have any questions, please contact your broker or investment advisor. You may also contact Georgeson Shareholder Communications at (800) 891-3214.

Thank you for your time.

Very truly yours,

John T. La Duc
Executive Vice President and Chief Financial Officer
Foster Wheeler Ltd.